ACTION OF SOLE ORGANIZER

OF

Decentralized Crypto Financial LLC

The undersigned, being the sole organizer of Decentralized*
Crypto Financial LLC, a Delaware Limited Liability Company (the
Company), does hereby approve and adopt the following resolutions:

*
Election of Members

RESOLVED, that the following persons are hereby elected as the members of the Limited Liability Company to serve until the first annual meeting of the members or until their successors* are duly elected and qualified:

Nicholas Scherling, 4795 Meadow Wood Ln 200, Chantilly, Virginia
20151


The undersigned, upon completion of this Action of Organizer, shall have no further responsibilities or obligations to the Limited Liability Company in his capacity as sole organizer.


Dated: July 28, 2020


Business Filings Incorporated, Organizer Mark Williams, A.V.P.